Exhibit 99(a)(11)

Text of Email sent on July 22, 2005 to Magma Employees to Announce Extension of Stock Option Exchange Program

Dear Magma Employee,

Magma will be extending the expiration date of our Stock Option Exchange Program from 11:59 P.M. Pacific Daylight Savings Time on Wednesday, July 27 to 11:59 P.M Pacific Daylight Savings Time on Friday, August 19. The Grant Date of the Replacement Options under the Program is now expected to be Monday, August 22 instead of the previously anticipated date of Tuesday, August 2.

This change is being made in order to allow us to better handle logistical issues related to international employee participation in the Program and to provide additional time to revise the disclosure in our Offer to Exchange in response to comments made by the U.S. Securities and Exchange Commission. If we change the Expiration Date again (which we do not currently expect to do), the Grant Date will be changed accordingly such that the Grant Date will be the next business day following the new Expiration Date.

Please contact Sue Berry at extension 7780 or Camellia Ngo at extension 7789 if you have any questions regarding this change.

/s/    RAJEEV MADHAVAN

Rajeev Madhavan, Chairman and CEO